[GRUPO TELEVISA, S.A.B. LETTERHEAD]

September 21, 2011

VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Grupo Televisa, S.A.B.
Form 20-F for fiscal year ended December 31, 2010
Filed June 28, 2011
File No. 1-12610

Dear Mr. Spirgel:

This letter sets forth the response of Grupo Televisa, S.A.B. (the “Company”) to the comment letter, dated September 9, 2011, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) that was filed with the United States Securities and Exchange Commission (the “Commission”) on June 28, 2011.

In order to facilitate your review, we have repeated each comment in its entirety in italics in the original numbered sequence.  Page references in the responses below are to the 2010 Form 20-F.

Item 6. Directors, Senior Management and Employees, page 86

Compensation of Directors and Officers, page 93

1.
We note your disclosure that the aggregate compensation paid to your directors, alternate directors and executive officers included the payment of an “extraordinary bonus” to certain executive officers in connection with the Univision/BMP transactions. Please provide a brief discussion of the “extraordinary bonus” paid in connection with the Univision/BMP transactions. Refer to Item 6.B.1.(a) of Form 20-F. Tell us the amount of the bonus and how you determined which executive officers were to receive the bonus award. Also, discuss whether this type of “extraordinary bonus” award payable to certain executive officers is commonly utilized by you in connection with your acquisitions. If so, provide appropriate disclosure discussing these awards in future filings.

Response:

In response to the Staff’s comment, the Company notes that the extraordinary bonus was approved by the Company’s board of directors in order to reward key participants of the team responsible for the successful negotiation and execution of the very significant Univision/BMP transaction. This transaction, which is described in the 2010 Form 20-F, was exceptional among the Company’s transactions with respect to its complexity and the extraordinary amount of time and effort required to be devoted by the participants of the core transaction team over a period of four years leading up to the successful completion of the transaction, which resulted in an investment by the Company of U.S.$1,255 million in debt and equity of BMP, the parent company of Univision. The negotiation process was important and beneficial to the Company, as it resulted in a significant discount for the Company compared to the potential transaction at the outset of negotiations. Moreover, the process also included a renegotiation of the Company’s License Agreement with Univision, which the Company believes will represent increased revenues going forward. The recipients of the bonus were determined based on their key roles as participants of this core transaction team, the participation of which remained stable throughout the multiple-year process.  As disclosed in the 2010 Form 20-F, the aggregate compensation paid to directors, alternate directors and executive officers for the year ended December 31, 2010, including the extraordinary bonus related to the Univision/BMP transaction, was approximately Ps.909.3 million (U.S.$73.6 million using the Interbank Rate, as reported by Banamex, as of December 31, 2010). The Company notes that it is not required under applicable rules in its home country to disclose compensation on an individual basis or provide any other breakdown of this aggregate compensation amount and does not otherwise publicly disclose any such information. Therefore, in accordance with Item 6.B.1 of Form 20-F, the Company only discloses compensation on an aggregate basis. The Company further notes that, other than the aggregate compensation amount disclosed in the Company’s annual reports on Form 20-F, it treats all compensation information as highly sensitive and confidential for reasons of personal safety and security of its officers and directors.

In response to the Staff’s comment, the Company further notes that this type of extraordinary bonus is not commonly utilized by the Company in connection with its acquisitions. The Company confirms that, to the extent any extraordinary bonuses are awarded in the future, the Company will provide appropriate disclosure discussing these awards.

Item 7. Major Stockholders and Related Party Transactions, page 97

2.	Disclose the number of your U.S. resident holders and the percentage of your outstanding ordinary shares owned by them. See Item 7.A.2 of Form 20-F.

Response:

The Company notes that Item 9 of the 2010 Form 20-F contains the following disclosure on page 102: “We believe that as of May 31, 2011, approximately 302,558,087 GDSs were held of record by 107 persons with U.S. addresses.”  The Company confirms that, in future filings, it will include a similar disclosure, or an appropriate cross-reference, under Item 7 of Form 20-F.  In addition, the Company will include the applicable percentages of its classes of ordinary shares represented by the relevant GDSs held of record by U.S. resident holders. The Company notes that the 302,558,087 GDSs referred to in the 2010 Form 20-F represent 31.6% of the Company’s A Shares, 59.8% of the Company’s B Shares, 62.4% of the Company’s D Shares, and 62.4% of the Company’s L Shares.

Item 12. Description of Securities Other than Equity Securities, page 126

3.
Please provide the disclosure pursuant to Item 12.D.3 and 4 of Form 20-F, related to the fees and charges payable by a holder of your global depositary receipts and all fees made by your depositary to you. See General Instruction 1 to Item 12 of Form 20-F, which requires disclosure under this Item for all registrants with fiscal years ending on or after December 15, 2009.

Response:

The Company acknowledges the Staff’s comment and confirms that it will include in its future filings the disclosure required by Item 12.D.3 and 4, substantially in the form attached as Annex A to this letter.

*     *     *

On behalf of the Company, I acknowledge, in my capacity as Vice President — Legal and General Counsel and a duly appointed officer of the Company, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to call me at (525) (55) 261-2433 or Kenneth I. Rosh from Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8535.

Sincerely,
/s/ Joaquín Balcárcel Santa Cruz

Joaquín Balcárcel Santa Cruz
Vice President — Legal and General Counsel of Grupo Televisa, S.A.B.

cc:           Celeste M. Murphy, Securities and Exchange Commission
Reid Hooper, Securities and Exchange Commission
Emilio Azcárraga Jean, Grupo Televisa, S.A.B.
Salvi Rafael Folch Viadero, Grupo Televisa, S.A.B.
Kenneth I. Rosh, Fried, Frank, Harris, Shriver & Jacobson LLP

ANNEX A

Item 12.D.3.

The Bank of New York Mellon, the depositary for the securities underlying our GDSs, collects its fees for delivery and surrender of GDSs directly from investors depositing shares or surrendering GDSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The following table summarizes the fees and charges that a GDS holder may be required to pay, directly or indirectly, to the depositary pursuant to the terms of the Deposit Agreement, which was filed with the Commission as an exhibit to our Registration Statement on Form F-6 filed on September 17, 2007:

Fee	Depositary Service
U.S.$5.00 (or less) per 100 GDSs (or portion of 100 GDSs)
• Issuance of GDSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of GDSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$0.02 (or less) per GDS	• Any cash distribution to GDS registered holders
A fee equivalent to the fee that would be payable if securities distributed to holders had been CPOs and the CPOs had been deposited for issuance of GDSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to GDS registered holders
U.S.$0.02 (or less) per GDS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of CPOs on our CPO register to or from the name of the depositary or its agent when holders deposit or withdraw CPOs
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any GDS or share underlying an GDS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Note that the actual amounts charged by the depositary may differ from those set out in the table above, but may not exceed these levels.

Item 12.D.4.

The Bank of New York Mellon, as depositary, pays us an agreed amount as reimbursement for certain expenses we incur related to our being a publicly-listed entity in the United States, including, but not limited to, internal and out-of-pocket investor relations expenses, corporate finance and accounting expenses, legal expenses, annual NYSE listing fees, Sarbanes-Oxley compliance, travel expenses related to presentations to rating agencies and investors, road show presentations, or any other similar or related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

We did not receive any such reimbursement during the year ended December 31, 2010. However, as of the date hereof, the amount of such reimbursement for certain prior periods, including the year ended December 31, 2010, has not been finally determined and, consequently, no payment has yet been received in respect of such periods. We expect to receive such payment at a later date upon the determination of the applicable reimbursement amounts.